SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________
FORM 11-K
_________________________

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

[ X ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8529
________________________
The Legg Mason
Profit Sharing and 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.
Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm
As of December 31, 2019 and 2018 and
For the Year Ended December 31, 2019

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2-3
Financial Statements
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to the Financial Statements	6-14
Supplemental Schedule*	15
Schedule of Assets (Held at End of Year)	16
Signatures	17
Exhibits	18
* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Plan Committee of
The Legg Mason Profit Sharing and 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In

our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2008.

/s/ SC&H Attest Services, P.C.

Sparks, Maryland
June 19, 2020

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2019	2018
Assets
Investments, at fair value:
Interest bearing cash	$998	$412,224
Participant-directed investments	584,988,185	440,854,013
Total Investments, at fair value	584,989,183	441,266,237
Receivables
Company contributions receivable	8,163,674	8,301,029
Notes receivable from participants	3,514,630	3,451,014
Other	4,267	230,529
Total Receivables	11,682,571	11,982,572
Total Assets	596,671,754	453,248,809

Liabilities	—	—
Net Assets Available for Benefits	$596,671,754	$453,248,809
The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2019

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$15,473,420
Participants	16,505,184
Rollovers	1,172,780
Total Contributions	33,151,384
Investment Income (loss)
Interest and dividend income	15,036,573
Net appreciation in fair value of investments	106,278,147
Total Investment Income	121,314,720
Interest Income on Notes Receivable from Participants	190,327
Transfers In (Note 1)	32,927,121
Benefits Paid to Participants	(44,062,120)
Administrative Expenses	(98,487)
Net Increase in Net Assets Available for Benefits	143,422,945
Net Assets Available for Benefits:
Beginning of the Year	453,248,809
End of the Year	$596,671,754
The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Notes to the Financial Statements
As of December 31, 2019 and 2018 and
For the Year Ended December 31, 2019

1. DESCRIPTION OF THE PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a multiple-employer defined contribution plan covering substantially all employees of Legg Mason & Co., LLC ("LM & Co."), a wholly owned subsidiary of Legg Mason, Inc., and affiliated participating companies (collectively "the Company") with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and was most recently amended by the sixth amendment to the Plan.

The most significant change incorporated by the sixth amendment and the respective effective date is as follows:

•
Effective January 1, 2019, employees of EnTrust Global are eligible to participate in the Plan. The provisions of the plan are different for EnTrust Global participants ("EnTrust Employees") compared to all other participants ("Legg Mason Employees").

Legg Mason Employees become eligible to participate in the Plan on his or her date of hire. Participants are immediately eligible to participate in the portion of the Plan that relates to voluntary participant contributions, Company matching contributions, and Company discretionary contributions. Participants may only receive Company profit sharing contributions if they were employed on the last day of the Plan year, or have retired, died, or become disabled during the Plan year.

EnTrust Employees become eligible to participate in the Plan after three months of his or her date of hire. At such time, participants are eligible to participate in the portion of the Plan that relates to voluntary participant contributions, Company matching contributions, and Company discretionary contributions. EnTrust Global does not make profit sharing contributions.

Affiliated companies of the Plan as of December 31, 2019 are as follows:

QS Investors, LLC
ClearBridge Investments, LLC
Legg Mason Private Portfolio Group, LLC
Martin Currie, Inc.
Financial Guard, LLC
EnTrust Global

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code ("the Code").

B.
A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $19,000 for the year ended December 31, 2019. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

Company Contributions

The Company may make a discretionary matching contribution with each company pay period to all eligible employees.

For Legg Mason Employees the Company made a 100% match on the first 3% of eligible compensation and a 50% match on the next 3% of eligible compensation up to a maximum annual match of $10,000 per participant. For EnTrust Employees, EnTrust Global made a 100% match on the first 6% of eligible compensations up to a maximum annual match of $10,000 per participant. Company matching contributions for 2019 totaled $8,174,058. The match is contributed on a per payroll basis and allows for a true-up provision at the end of the Plan year whereby participants who have elected to change their deferral percentages throughout the year may not be maximizing the Company match. Employees must be employed at year end to receive the true-up contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. The true-up provision allows the Company to make up for any match that may not have been realized as a result of the participants’ actions with their deferral rates during the Plan year.

Additionally, the Company, upon approval of the Board of Managers, may make discretionary profit sharing contributions to the Plan on behalf of Legg Mason Employees. Employees must be employed at year end to receive the profit sharing contributions unless employment terminated during the Plan year by reason of retirement, disability, or death. The Company approved a discretionary profit sharing contribution for 2019 of $7,495,687, which was reduced by $196,325 of forfeitures.

The discretionary profit sharing contributions and a portion of the Company matching contributions were remitted to the Plan subsequent to December 31, 2019 and 2018, and accordingly, are included as Company contributions receivable in the accompanying statements of net assets available for benefits as of December 31, 2019 and 2018.

Transfers

Effective January 1, 2019, EnTrust Employees are eligible to participate in the Plan. The addition of EnTrust Global resulted in Transfers In of $32,927,121.

Participant Accounts

Each participant’s account is participant-directed, or self-directed, and credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) any expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year), including the option to self-direct such assets. Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions. For Legg Mason Employees, vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Percentage
Years of Service	Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial or full Plan termination.

EnTrust Global does not make profit sharing contributions.

Forfeitures

Terminating participants of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible, at which point unvested amounts are forfeited. Forfeitures can be used to pay Plan expenses or to offset the expense of Company contributions in the year in which they are forfeited. Unallocated forfeitures totaled $196,325 and $138,269 as of December 31, 2019 and December 31, 2018, respectively, and were used to offset discretionary Company contributions in each respective year.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, or disability. In addition, the Plan allows for certain in-service withdrawals. Benefit payments from Company contribution accounts are available to actively employed participants after 60 months of participation in the Plan, and benefit payments from compensation deferral accounts are available after attainment of age 59 ½. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2019 and 2018 totaled $719 and $411,944, respectively.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000, less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing market rates on the date of issuance, as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses are paid by the Plan unless paid by the Company at its discretion. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation in fair value of investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronuncement

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, amends and adds disclosure requirements relating to fair value reporting. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 for all entities, with early adoption permitted only for eliminated and modified disclosure requirements. Management has not elected to early adopt ASU 2018-13 during the year ended December 31, 2019.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Interests in collective investment trusts: Valued at the net asset value (“NAV”), as a practical expedient, calculated on a daily basis by the administrator of the trusts.

Interest bearing cash and money market deposit: Valued at amortized cost plus accrued interest, which approximates fair value.

Common stock: Valued at unadjusted quoted market share price within an active market.

Participant self-directed assets: Valued at the closing price of shares held by the Plan at year-end. Individual holdings within the accounts including exchange traded funds and mutual funds, are traded on an active market.

Unitized fund: Valued at fair value based on the unit value of the fund. Unit value is determined by the institution sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2019 and 2018.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2019 and 2018:

	Level 1	Level 2	Level 3	Investments measured at NAV	Total
Interest bearing cash	$998	$—	$—	$—	$998
Interests in registered investment companies	304,617,373	—	—	—	304,617,373
Money market deposit	6,080,934	—	—	—	6,080,934
Common stock	366,695	—	—	—	366,695
Participant self-directed assets	8,854,672	—	—	—	8,854,672
Total investments in the fair value hierarchy	319,920,672	—	—	—	319,920,672
Unitized fund(1)	n/a	n/a	n/a	9,153,084	9,153,084
Interests in collective investment trusts(1)	n/a	n/a	n/a	255,915,427	255,915,427
Total investments as of December 31, 2019	$319,920,672	$—	$—	$265,068,511	$584,989,183

	Level 1	Level 2	Level 3	Investments measured at NAV	Total
Interest bearing cash	$412,224	$—	$—	$—	$412,224
Interests in registered investment companies	238,478,846	—	—	—	238,478,846
Money market deposit	6,804,221	—	—	—	6,804,221
Common stock	261,133	—	—	—	261,133
Participant self-directed assets	2,699,366	—	—	—	2,699,366
Total investments in the fair value hierarchy	248,655,790	—	—	—	248,655,790
Unitized fund(1)	n/a	n/a	n/a	7,154,086	7,154,086
Interests in collective investment trusts(1)	n/a	n/a	n/a	185,456,361	185,456,361
Total investments as of December 31, 2018	$248,655,790	$—	$—	$192,610,447	$441,266,237

(1)
In accordance with ASC 820-10, certain investments that were measured at NAV per share (or its equivalent), as a practical expedient, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

For investments in certain entities that do not have a readily determined fair value, ASC 820 allows the fair value measurements to be based on reported NAV if certain criteria are met and establishes additional disclosures related to these investments.  Due to the nature of the investments in the unitized fund and collective investment trusts, the redemption frequency is daily and there are no required redemption notices or unfunded commitments. The practical expedient is used for valuation, unless it is probable that the Plan will sell a portion of the investment at an amount different from the net asset value.

The unitized fund is invested only in Legg Mason, Inc. common stock and a relatively small amount of cash or cash equivalents to provide liquidity. The Plan acquires units in the fund rather than shares of Legg Mason, Inc. common stock directly. This structure minimizes transaction and record keeping costs and allows for more timely transfers by participants in and out of the fund.

The Plan's investments in collective investment trusts primarily include index funds, a variety of equity funds, and a core bond fund, all of which are valued at NAV, as a practical expedient. Equity funds seek to follow a discipline of investing by beating a stated benchmark, and the core bond fund seeks to maximize total return from a high-quality, U.S. dollar denominated core fixed-income portfolio.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Subsequent Event

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 6.

3. INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a determination letter, dated December 30, 2015, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since the amendments covered in the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, the provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any periods in progress.

4. PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts. See Note 6.

5. OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Dispositions of 25 shares of Legg Mason, Inc. common stock with aggregate proceeds of $762 were made during 2019. There were no purchases of Legg Mason, Inc. common stock during 2019. The market value of Legg Mason, Inc. common stock held at December 31, 2019 and 2018 was $366,695 (10,212 shares) and $261,133 (10,236 shares), respectively.

Dispositions of 97,669 units with aggregate proceeds of $2,186,749, and purchases of 49,273 units with an aggregate cost of $1,135,528 of the Legg Mason Common Stock Fund were made during 2019. The market value of the Legg Mason Common Stock Fund held at December 31, 2019 and 2018 was $9,153,084 (380,237 units) and $7,154,086 (428,633 units), respectively.

Cash balances maintained by the Plan, the Legg Mason, Inc. common stock directly owned by the Plan, and shares of common stock held by the unitized Legg Mason Common Stock Fund were held by Merrill Lynch in investment accounts.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A. and in Legg Mason, Inc. Common Stock. Bank of America, N.A. acts as Custodian of the Plan and LM & Co. is the Plan sponsor. The Plan invests in funds managed by affiliates of the Company. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

6. SUBSEQUENT EVENT

On February 18, 2020, Legg Mason announced that it has entered into a definitive agreement to be acquired by Franklin Resources, Inc. The transaction is expected to close no later then the third calendar quarter of 2020. Upon closing, the Plan will terminate. Continuing employees will be able to participate in the Franklin Templeton 401(k) Retirement Plan.

In the first half of 2020, the world experienced the rapid spread of the novel coronavirus (“COVID-19”) which was declared a pandemic by the World Health Organization. COVID-19 did result in increased volatility in financial markets, but, as of the report date, there was no material adverse impact to the Plan.

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was signed into law in the United States. The Plan did elect certain provisions of the CARES Act for eligible participants impacted by COVID-19. First, the Plan elected to increase the maximum participant loan limit to the lesser of $100,000 or 100% of the participant’s vested balance and allow deferral of repayments on outstanding loans by one year. Second, the Plan elected to allow participants to take Coronavirus Related Distributions (CRDs) of up to $100,000 per individual.

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN
EIN#: 20-3171699
Plan #: 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) Cost	No. of Shares	(e) Current Value

	BLF Money Fund	Interest Bearing Cash	$—	—	$998

*	Brandywine Large Value	Interest in Collective Investment Trust	**	112,537	1,289,683
*	ClearBridge International Growth	Interest in Collective Investment Trust	**	1,080,155	13,372,323
*	ClearBridge Large Cap Growth	Interest in Collective Investment Trust	**	4,890,309	60,933,258
*	ClearBridge Mid-Cap, Institutional Class	Interest in Collective Investment Trust	**	2,174,102	26,132,718
*	ClearBridge Small Cap	Interest in Collective Investment Trust	**	2,871,548	38,622,333
*	ClearBridge Small Cap Growth	Interest in Collective Investment Trust	**	792,765	9,045,452
	Putnam Stable Value Fund	Interest in Collective Investment Trust	**	3,637,828	3,637,829
*	Royce Total Return Collective	Interest in Collective Investment Trust	**	553,423	6,884,593
	State Street International Index	Interest in Collective Investment Trust	**	306,170	7,586,285
	State Street S&P 500 Index	Interest in Collective Investment Trust	**	723,602	54,109,524
	State Street S&P Midcap Index C	Interest in Collective Investment Trust	**	105,621	4,274,065
	State Street U.S. Bond Index	Interest in Collective Investment Trust	**	318,421	4,859,113
	State Street Small Cap Index	Interest in Collective Investment Trust	**	55,489	1,830,768
*	Western Asset Core Bond	Interest in Collective Investment Trust	**	3	67
*	Western Asset Core Plus Bond	Interest in Collective Investment Trust	**	2,053,316	23,325,680
*	Western Asset Income Collective	Interest in Collective Investment Trust	**	969	11,736
					255,915,427

	American EuroPacific Growth Fund, Class R6	Interest in Registered Investment Companies	**	380,233	21,121,951
	American Washington Fund	Interest in Registered Investment Companies	**	289,901	13,964,536
*	Brandywine Global Opportunities	Interest in Registered Investment Companies	**	357,351	3,798,644
*	ClearBridge Appreciation Fund, Institutional Class	Interest in Registered Investment Companies	**	483,102	12,594,492
*	ClearBridge Dividend Strategy Fund, Institutional Class	Interest in Registered Investment Companies	**	795,745	20,936,077
*	ClearBridge International Small Cap, Institutional Class	Interest in Registered Investment Companies	**	265,943	3,550,350
*	ClearBridge Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies	**	137,274	4,650,860
	Columbia Emerging Markets Adv	Interest in Registered Investment Companies	**	752,139	10,748,080
	Columbia Select Large Cap Equity Fund, Institutional Class	Interest in Registered Investment Companies	**	2,532,872	37,689,146
	Davis Opportunity Fund, Class Y	Interest in Registered Investment Companies	**	252,538	8,957,527
	Delaware Small Cap Value	Interest in Registered Investment Companies	**	34,178	2,213,764
	DFA Global Equity Portfolio Institutional	Interest in Registered Investment Companies	**	439,472	10,925,279
	Dodge and Cox Balanced Fund	Interest in Registered Investment Companies	**	134,225	13,637,329
	Eaton Vance Income Fund of Boston, Institutional Class	Interest in Registered Investment Companies	**	1,115,169	6,300,707
	Hartford Mid Cap FD CL R5	Interest in Registered Investment Companies	**	349,744	13,087,429
	PIMCO International Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	374,116	4,006,786
*	QS International Equity Trust, Institutional Class	Interest in Registered Investment Companies	**	437,782	7,140,226
*	Royce International Premier Fund, Investment Class	Interest in Registered Investment Companies	**	245,974	3,751,105
	T Rowe Price Small Cap Stock Fund	Interest in Registered Investment Companies	**	275,511	14,411,993
	Vanguard 2015 Target Retirement Fund	Interest in Registered Investment Companies	**	113,939	1,729,609
	Vanguard 2020 Target Retirement Fund	Interest in Registered Investment Companies	**	42,869	1,394,532
	Vanguard 2025 Target Retirement Fund	Interest in Registered Investment Companies	**	434,999	8,630,388
	Vanguard 2030 Target Retirement Fund	Interest in Registered Investment Companies	**	161,367	5,881,863
	Vanguard 2035 Target Retirement Fund	Interest in Registered Investment Companies	**	497,223	11,197,481
	Vanguard 2040 Target Retirement Fund	Interest in Registered Investment Companies	**	245,594	9,610,113
	Vanguard 2045 Target Retirement Fund	Interest in Registered Investment Companies	**	229,846	5,677,217
	Vanguard 2050 Target Retirement Fund	Interest in Registered Investment Companies	**	230,031	9,148,361
	Vanguard 2055 Target Retirement Fund	Interest in Registered Investment Companies	**	16,808	725,951
	Vanguard 2060 Target Retirement Fund	Interest in Registered Investment Companies	**	6,408	244,547
	Vanguard 2065 Target Retirement Fund	Interest in Registered Investment Companies	**	2,449	58,920
	Vanguard Target Income Retirement Fund	Interest in Registered Investment Companies	**	10,084	141,692
	Wells Fargo Special Mid Cap Institutional	Interest in Registered Investment Companies	**	19,649	828,823
*	Western Asset Corporate Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	289,788	3,738,275
*	Western Asset Short-Term Bond Fund, Institutional Class	Interest in Registered Investment Companies	**	1,302,252	5,078,783
*	Western Asset Government Institutional Fund	Interest in Registered Investment Companies	**	27,044,537	27,044,537
					304,617,373

*	Legg Mason, Inc. Retirement Bank Account	Money Market Deposit	**	6,080,934	6,080,934
*	Legg Mason, Inc. Common Stock	Common Stock	**	10,212	366,695
	Participant self-directed assets	Participant self-directed assets	**	8,854,672	8,854,672
*	Legg Mason, Inc. Common Stock Fund	Unitized Fund	**	380,237	9,153,084
*	Participant Loans	Interest rates range from 4.25% to 9.25%, maturing through February 2028	—	n/a	3,514,630
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis is required to be disclosed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 19, 2020

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

By:	/s/ Meggan Saulo
Meggan Saulo
Managing Director, Head of Global Total Rewards
Retirement Plan Committee Member

EXHIBIT INDEX

Exhibit No.

23	Consent of SC&H Attest Services, P.C.